Mail Stop 4561

April 13, 2006

By U.S. Mail and facsimile to (703) 707-5018

Steven L. Lilly
Chief Financial Officer
National Rural Utilities Cooperative Finance Corporation
2201 Cooperative Way
Herndon, VA 20171

>   **Re: National Rural Utilities Cooperative Finance Corporation**
>   **Form 10-K for Fiscal Year Ended May 31, 2005**
>   **Forms 10-Q for Fiscal Quarters Ended**
>   **August 31, 2005, November 30, 2005**
>   **Filed January 12, 2006**
>   **File No. 001-07102**

Dear Mr. Lilly:

     We have reviewed your filing and have the following comments. We have limited our review to only the issues raised in our comments. Where indicated, we think you should revise your document in response to these comments in future filings. Please provide us with your proposed disclosures. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 2

Margin Analysis

Operating Expenses, page 11

1.   Please revise your Volume Rate Variance Table here and on page 14 to present
        changes due to rate and volume by the loan categories presented on page 62, or
        revise to disclose why you believe this presentation is more meaningful to
        investors.

Controls and Procedures, page 42

2.   In light of your restatement, and considering the significance of derivatives to
        your overall results of operations, please tell us how you concluded that
        disclosure controls and procedures were effective at the end of the period covered
        by the annual report.

Consolidated Financial Statements, page 43

Consolidated and Combined Statements of Operations, page 50

3.   Please revise the face of the statements or in a footnote to the financial statements
        to separately present each component of your cost of funds.

(3) Foreclosed Assets, page 64

4.   In your disclosure you state that funding costs relating to the foreclosed assets is
        reported in the cost of funds in the consolidated and combined statements of
        operations. Please revise to disclose the nature of the funding costs and how you
        determined that it was appropriate to record expenses related foreclosed assets in
        the cost of funds.

(4) Short-Term Debt and Credit Arrangements, page 65

5.   Please revise this footnote to disclose the related terms and conditions for the line
        of credit classified as long term debt, including the payment terms and any
        callable features of the debt. In addition, disclose your basis for characterizing
        debt as long term considering that you do not have a classified balance sheet.

(7) Derivative Financial Instruments, page 68

6.   Please provide the following information related to your interest rate swaps
         designated as cash flow hedges:

- Tell us if you are using the matched terms method of assessing hedge
  effectiveness as described in paragraph 65 of SFAS 133;

- If you are using the matched terms method of assessing hedge
  effectiveness as described in paragraph 65 of 133, tell us how you
  considered differences in counterparty creditworthiness in determining
  that there was no ineffectiveness related to your interest rate swaps.

(12) Guarantees, page 74

7.   Considering the significance of guarantees to your operations, please revise your
         disclosure to provide a roll forward for each period presented for both the total
         amount of possible liabilities under your guarantees and the estimated liability
         recorded in your financial statements.

* * * * *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please furnish a cover letter that keys your response to
our comments, indicates your intent to include the requested revisions in future filings
and provides any requested supplemental information. Please file your response on
EDGAR and provide us with your intended disclosures to be included in your future
filings. Please understand that we may have additional comments after reviewing your
responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant